Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report for the Fiscal Year Ended December 31, 2020

This annual report provides Melco Resorts Finance Limited’s (“Melco Resorts Finance”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2020, together with related information.

Melco Resorts Finance Limited

For the Year Ended December 31, 2020

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2015 Credit Facilities” refer to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$129,000) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were cancelled;

•

“2020 Credit Facilities” refer to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years;

•

“2025 Senior Notes” refer to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 (the “First 2025 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on July 3, 2017 (the “Additional 2025 Senior Notes”);

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refer to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•

“2029 Senior Notes” refer to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our”, “our company” and the “Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7528 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2020 in New York City for cable transfers in H.K. dollars per U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On April 23, 2021, the noon buying rate was HK$7.7605 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP7.9854 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the selected historical consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2020(1)	2019(2)
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$1,548,563	$5,108,367
Total operating costs and expenses	$(1,991,191)	$(4,521,988)
Operating (loss) income	$(442,628)	$586,379
Net (loss) income	$(654,652)	$439,133

	As of December 31,
	2020(1)	2019
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$894,246	$654,623
Total assets(3)	$6,208,220	$6,548,473
Total current liabilities(3)	$779,128	$1,243,858
Total debts(4)	$4,061,585	$2,963,547
Total liabilities(3)	$4,876,158	$4,260,494
Total shareholder’s equity	$1,332,062	$2,287,979

(1)

We adopted Accounting Standards Codification 326, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020 under the modified retrospective method. Results for the periods beginning on or after January 1, 2020 are presented under the ASU 2016-13, while prior year amount are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations for the year ended December 31, 2020 as a result of the adoption of the ASU 2016-13.

(2)

We adopted Accounting Standards Codification 824, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(3)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized US$58.9 million of operating lease right-of-use assets (including the reclassification of deferred rent liabilities to operating lease right-of-use assets) and US$65.2 million of operating lease liabilities as of January 1, 2019.

(4)	Total debts include current and non-current portion of long-term debt, net, and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash (used in) provided by operating activities	$(759,721)	$400,343
Net cash provided by (used in) investing activities	$268,262	$(747,793)
Net cash provided by financing activities	$728,298	$114,264
Effect of exchange rate on cash, cash equivalents and restricted cash	$3,059	$4,820

Increase (decrease) in cash, cash equivalents and restricted cash	$239,898	$(228,366)
Cash, cash equivalents and restricted cash at beginning of year	$654,623	$882,989

Cash, cash equivalents and restricted cash at end of year	$894,521	$654,623

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2021. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-on-year basis according to the DICJ. However, according to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020 and by 22.5% in the first quarter of 2021 as compared to the first quarter of 2020. We believe such year-over-year decline was mainly due to the impact of the COVID-19 outbreak, which has resulted in a significant decline in inbound tourism, among other things. According to the DICJ, gross gaming revenues in Macau in March 2021 increased by 58.0% on a year-on-year basis.

Our operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, Hong Kong and China, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. In addition, lifted measures may be reintroduced if there are adverse developments in the COVID-19 situation in Macau and other regions with access to Macau.

Other than during the 15-day closure mandated by the Macau government in February 2020, our casinos and hotel facilities in Macau have remained open except that Altira Macau opened shortly after the conclusion of the 15-day closure period. The majority of retail outlets in our Macau properties are open with reduced operating hours. Operating hours at our dining and entertainment facilities in Macau are continuously being adjusted in line with customer visitation, and we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our properties in Macau, which continue to impact visitation and customer spending.

The disruptions to our business caused by the COVID-19 pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the COVID-19 pandemic. We have taken various mitigating measures to manage through the COVID-19 pandemic challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet.

Given the uncertainty around the extent and duration of the COVID-19 pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the COVID-19 pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

City of Dreams

In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco Resorts Macau to operate 40 additional gaming tables at City of Dreams. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, City of Dreams had an average of approximately 496 gaming tables and approximately 487 gaming machines. As of December 31, 2020, City of Dreams offered approximately 2,170 hotel rooms, suites and villas (inclusive of the approximately 770 rooms, suites and villas offered by Morpheus following its opening in June 2018 and the approximately 300 guest rooms at Nüwa which was under renovation since early 2020 and recently re-opened at the end of March 2021), approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater (temporarily closed since late June 2020), recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The opening of Morpheus in June 2018 also provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since late June 2020) created by Franco Dragone. The Countdown has also been closed for renovations as part of its rebranding. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

For the years ended December 31, 2020 and 2019, the total operating revenues generated from City of Dreams amounted to US$1,061.8 million and US$3,162.1 million, representing 68.6% and 61.9% of our total operating revenues, respectively.

Altira Macau

In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Altira Macau had an average of approximately 97 gaming tables and 110 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2020 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters. For the years ended December 31, 2020 and 2019, the total operating revenues generated from Altira Macau amounted to US$109.0 million and US$465.6 million, representing 7.0% and 9.1% of our total operating revenues, respectively.

Mocha Clubs

In 2019, Mocha Clubs had eight clubs with a total average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). In 2020, excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Mocha Clubs had eight clubs with a total average of approximately 870 gaming machines in operation (including approximately 110 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2020 and 2019, the total operating revenues generated from Mocha Clubs amounted to US$65.3 million and US$117.5 million, representing 4.2% and 2.3% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2020 and 2019, gaming machine revenues represented 96.3% and 96.6% of total operating revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2020, our total operating revenues were US$1.55 billion, which represents a decrease of 69.7% from US$5.11 billion of total operating revenues for the year ended December 31, 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020. Net loss for the year ended December 31, 2020 was US$654.7 million, as compared to net income of US$439.1 million for the year ended December 31, 2019. The decrease in profitability was primarily attributable to softer performance at City of Dreams and Altira Macau mentioned above, and higher interest expenses, net of amounts capitalized in 2020. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations. The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations:

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$1,548,563	$5,108,367
Total operating costs and expenses	$(1,991,191)	$(4,521,988)
Operating (loss) income	$(442,628)	$586,379
Net (loss) income	$(654,652)	$439,133

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The impact of the COVID-19 outbreak, including its severity, magnitude and duration, and any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments for COVID-19, including for new strains of COVID-19; the duration of travel and visa restrictions as well as customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. The disruptions to our business caused by the COVID-19 pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

•

The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

•

a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to our agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•

if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputation; and

•	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

•	Our 2015 Credit Facilities and 2020 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

During the year ended December 31, 2020, tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded. Room statistics also excluded rooms that were temporarily closed or provided to the staff members due to the COVID-19 outbreak.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed.

Our total capital expenditures for the years ended December 31, 2020 and 2019 were US$147.9 million and US$175.4 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 22 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the year ended December 31, 2020, impairment losses of US$3.2 million were recognized mainly due to the reconfigurations and renovations of our operating properties. We did not recognize any impairment loss during the year ended December 31, 2019.

The disruptions to our business caused by the COVID-19 pandemic had material adverse effects on our financial condition and operations for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets at each asset group, including our properties in Macau for recoverability at interim and as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2020 and 2019 were associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If we determine a qualitative assessment is to be performed, we assess certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If we determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, we then perform a quantitative impairment test.

On January 1, 2020, we early adopted the accounting standards update on goodwill impairment test on a prospective basis. To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of our reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment loss for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting unit using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting unit involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

We performed qualitative assessment for the year ended December 2019 for our annual test for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. We determined that there were no impairment of goodwill and trademarks for the year ended December 31, 2019.

The disruptions to our business caused by the COVID-19 pandemic had material adverse effects on the financial condition and operations of Mocha Clubs for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we have performed quantitative assessments for impairment of goodwill and trademarks at interim and as of December 31, 2020.

As a result of these assessments, no impairment losses were recognized for the goodwill and trademarks for the year ended December 31, 2020.

As discussed above, determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

Our revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by us to incentivize future gaming, we allocate the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under our control and discretion and supplied by third parties are recorded as operating expenses.

We operate different non-discretionary incentives programs in certain of our properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of our hotels, Grand Dragon Casino and Studio City Casino and concluded that we are the controlling entity and are the principal to these arrangements. For the operations of one of our hotels, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given we operate Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements, respectively, with the owners of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from the customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2020 and 2019, approximately 22.0% and 23.5% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2020 and 2019, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

On January 1, 2020, we early adopted ASU 2016-13 under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations and cash flows for the year ended December 31, 2020 as a result of the adoption of ASU 2016-13. The accounting policies for allowances for credit losses are as follows:

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of customer accounts with a balance over a specified dollar amounts based upon the age of the account, the customer’s financial condition as well as management’s experience with collection trends of the customers, current economic and business conditions, and management’s expectations of future economic and business conditions and forecasts.

As of December 31, 2020 and 2019, the Company’s allowances for casino credit losses were 74.1% and 47.8% of gross casino accounts receivables, respectively. The allowances for casino credit losses as a percentage of gross casino accounts receivables increased in 2020 was due to an increase in the age of outstanding account balances primarily caused by the COVID-19 pandemic and management’s expectations of future economic and business conditions and forecasts, including the impact of the COVID-19 pandemic. At December 31, 2020, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$4.2 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2020 and 2019, we recorded valuation allowances of US$88.5 million and US$55.9 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total operating revenues for the year ended December 31, 2020 were US$1.55 billion, a decrease of US$3.56 billion, or 69.7%, from US$5.11 billion for the year ended December 31, 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Our total operating revenues for the year ended December 31, 2020 consisted of US$1.27 billion of casino revenues, representing 82.0% of our total operating revenues, and US$279.2 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2019 consisted of US$4.50 billion of casino revenues, representing 88.0% of our total operating revenues, and US$613.0 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2020 were US$1.27 billion, representing a US$3.23 billion, or 71.8%, decrease from casino revenues of US$4.50 billion for the year ended December 31, 2019, primarily due to lower revenues in all gaming segments in City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020. Pursuant to the Services and Right to Use Arrangements, net income/loss arisen from operating the Studio City Casino is reimbursed to/from Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2020 was US$3.04 billion, representing a decrease of US$14.54 billion, or 82.7%, from US$17.58 billion for the year ended December 31, 2019. The rolling chip win rate was 4.11% for the year ended December 31, 2020, and increased from 3.45% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$143.1 million for the year ended December 31, 2020, representing a decrease of 76.6% from US$611.0 million for the year ended December 31, 2019. The mass market table games hold percentage was 23.2% for the year ended December 31, 2020, increasing from 21.7% for the year ended December 31, 2019. Average net win per gaming machine per day was US$150 for the year ended December 31, 2020, a decrease of US$45, or 23.0%, from US$195 for the year ended December 31, 2019.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2020 of US$15.70 billion represented a decrease of US$42.59 billion, or 73.1%, from US$58.29 billion for the year ended December 31, 2019. The rolling chip win rate was 4.21% for the year ended December 31, 2020, and increased from 2.93% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$1.44 billion for the year ended December 31, 2020 which represented a decrease of US$4.07 billion, or 73.8%, from US$5.51 billion for the year ended December 31, 2019. The mass market table games hold percentage was 32.1% for the year ended December 31, 2020, decreasing from 32.3% for the year ended December 31, 2019. Average net win per gaming machine per day was US$230 for the year ended December 31, 2020, a decrease of US$332, or 59.0%, from US$562 for the year ended December 31, 2019.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2020 was US$244, a decrease of US$5, or 1.9%, from US$249 for the year ended December 31, 2019.

Rooms. Room revenues (including complimentary rooms) were US$57.2 million for the year ended December 31, 2020, representing a decrease of US$147.6 million, or 72.1%, from room revenues (including complimentary rooms) of US$204.8 million for the year ended December 31, 2019. The decrease was primarily due to lower occupancy rate as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020, as well as the closure of Nüwa for renovation since February 2020. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$210, 33% and US$69, respectively, for the year ended December 31, 2020, as compared to US$209, 98% and US$205, respectively, for the year ended December 31, 2019. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$164, 36% and US$59, respectively, for the year ended December 31, 2020, as compared to US$179, 99% and US$177, respectively, for the year ended December 31, 2019.

Food and beverage. Food and beverage revenues (including complimentary food and beverage) were US$37.4 million for the year ended December 31, 2020, representing a decrease of US$78.7 million, or 67.8%, from food and beverage revenues (including complimentary food and beverage) of US$116.1 million for the year ended December 31, 2019. The decrease was primarily due to decrease in business activities as a result of the COVID-19 pandemic, which resulted in temporary casino closures, the temporary closure or reduced operating hours of certain of our dining facilities and a significant decline in inbound tourism in 2020.

Entertainment, retail and other. Entertainment, retail and other revenues (including complimentary entertainment services) decreased by US$107.5 million, or 36.8%, to US$184.5 million for the year ended December 31, 2020 from US$292.1 million for the year ended December 31, 2019. The decrease was primarily due to decrease in business activities as a result of the COVID-19 pandemic, which resulted in temporary casino closures, the temporary closure or reduced operating hours of certain of our entertainment facilities and a significant decline in inbound tourism in 2020.

Operating costs and expenses

Total operating costs and expenses were US$1.99 billion for the year ended December 31, 2020, compared to US$4.52 billion for the year ended December 31, 2019.

Casino. Casino expenses decreased by US$1.84 billion, or 60.0%, to US$1.23 billion for the year ended December 31, 2020 from US$3.07 billion for the year ended December 31, 2019, primarily due to the decrease in gaming taxes at City of Dreams and Altira Macau, which decreased as a result of lower revenues, as well as a decrease in casino expenses at a softer-performing Studio City Casino, for which Melco Resorts Macau is reimbursed pursuant to the Services and Right to Use Arrangements.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$29.1 million and US$58.6 million for the years ended December 31, 2020 and 2019, respectively. The decrease was in-line with lower room revenues for the year ended December 31, 2020.

Food and beverage. Food and beverage expenses were US$47.7 million and US$100.0 million for the years ended December 31, 2020 and 2019, respectively. The decrease was in-line with lower food and beverage revenues for the year ended December 31, 2020.

Entertainment, retail and other. Entertainment, retail and other expenses were US$44.2 million and US$64.7 million for the years ended December 31, 2020 and 2019, respectively. The decrease was in-line with lower entertainment, retail and other revenues for the year ended December 31, 2020.

General and administrative. General and administrative expenses decreased by US$577.8 million, or 66.4%, to US$292.6 million for the year ended December 31, 2020 from US$870.3 million for the year ended December 31, 2019. The decrease was primarily due to a reimbursement from Studio City Entertainment pursuant to the Services and Right to Use Arrangements as a result of the softer-performing Studio City Casino in the year ended December 31, 2020, as well as our cost containment efforts in response to the decrease in business activities as a result of the COVID-19 pandemic.

Amortization of gaming subconcession. Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$57.4 million and US$56.8 million for the years ended December 31, 2020 and 2019, respectively.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$10.9 million and US$10.8 million for the years ended December 31, 2020 and 2019, respectively.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$14.2 million, or 5.1%, to US$265.7 million for the year ended December 31, 2020 from US$279.9 million for the year ended December 31, 2019.

Property charges and other. Property charges and other for the year ended December 31, 2020 were US$12.9 million, which primarily included the costs incurred as a result of departmental restructuring, assets impairment and donation in relation to the COVID-19 pandemic. Property charges and other for the year ended December 31, 2019 were US$6.5 million, which primarily included the costs incurred as a result of the remodeling of a non-gaming attraction and the costs incurred as a result of departmental restructuring.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of amounts capitalized, other financing costs, foreign exchange losses, net, loss on extinguishment of debt, costs associated with debt modification as well as other non-operating expenses, net.

Interest expenses, net of amounts capitalized were US$194.7 million (net of amounts capitalized of US$0.7 million) for the year ended December 31, 2020, compared to US$138.0 million (none of which was capitalized) for the year ended December 31, 2019. The increase was primarily due to increased interest expenses arisen from the issuance of the 2026 Senior Notes in April 2019, the 2027 Senior Notes in July 2019, the First 2029 Senior Notes in December 2019, the First 2028 Senior Notes in July 2020, the Additional 2028 Senior Notes in August 2020, and the drawdown of the 2020 Credit Facilities during the year ended December 31, 2020, partially offset by lower interest expenses due to the repayments of the revolving credit facility and partial prepayment of the term loan facility under the 2015 Credit Facilities.

Other financing costs amounted to US$7.5 million for the year ended December 31, 2020, compared to US$2.3 million for the year ended December 31, 2019. The increase in other financing costs was primarily due to the increase in loan commitments fees from the 2020 Credit Facilities which were entered into in late April 2020.

Loss on extinguishment of debt for the year ended December 31, 2020 was US$1.2 million, which was associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. Loss on extinguishment of debt for the year ended December 31, 2019 was US$2.6 million, which was associated with the partial prepayment of the term loan under the 2015 Credit Facilities.

Costs associated with debt modification for the year ended December 31, 2020 was US$0.3 million, which was associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. We incurred US$nil costs associated with debt modification for the year ended December 31, 2019.

Income tax expense

Income tax expense for the year ended December 31, 2020 was attributable to a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, partially offset by deferred income tax credit of US$1.6 million. The effective tax rate for the year ended December 31, 2020 was (0.12)%, as compared to 0.44% for the year ended December 31, 2019. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of changes in valuation allowances and the effect of expenses for which no income tax benefit is receivable for the relevant periods together with the effect of tax losses that cannot be carried forward and effect of different tax rates of subsidiaries operating in other jurisdictions for the year ended December 31, 2020 and the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2019. Our management currently does not expect to realize significant income tax benefits associated with net operating losses carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net (loss) income

As a result of the foregoing, we had net loss of US$654.7 million for the year ended December 31, 2020, compared to net income of US$439.1 million for the year ended December 31, 2019.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2020, we held cash and cash equivalents of US$894.2 million and restricted cash of US$0.3 million. Further, HK$12.91 billion (equivalent to US$1.67 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash (used in) provided by operating activities	$(759,721)	$400,343
Net cash provided by (used in) investing activities	$268,262	$(747,793)
Net cash provided by financing activities	$728,298	$114,264
Effect of exchange rate on cash, cash equivalents and restricted cash	$3,059	$4,820

Increase (decrease) in cash, cash equivalents and restricted cash	$239,898	$(228,366)
Cash, cash equivalents and restricted cash at beginning of year	$654,623	$882,989

Cash, cash equivalents and restricted cash at end of year	$894,521	$654,623

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash used in operating activities was US$759.7 million for the year ended December 31, 2020, compared to net cash provided by operating activities of US$400.3 million for the year ended December 31, 2019. The change was primarily due to softer performance of operations as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$268.3 million, compared to net cash used in investing activities of US$747.8 million for the year ended December 31, 2019. The change was primarily due to repayments from affiliated companies during the year ended December 31, 2020 as compared to payments of funds to affiliated companies during the year ended December 31, 2019.

Net cash provided by investing activities for the year ended December 31, 2020 mainly included repayments from affiliated companies of US$417.3 million, partially offset by payments for acquisition of property and equipment of US$145.9 million.

Net cash used in investing activities for the year ended December 31, 2019 mainly included funds to affiliated companies of US$630.9 million and payments for acquisition of property and equipment of US$187.3 million, partially offset by repayments from affiliated companies of US$69.3 million.

Our payments for acquisition of property and equipment for the year ended December 31, 2020 were US$145.9 million, as compared to US$187.3 million for the year ended December 31, 2019. Such capital expenditures for both years were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities was US$728.3 million for the year ended December 31, 2020, which primarily represented (i) the proceeds from the issuance of the First 2028 Senior Notes in aggregate principal amount of US$500.0 million in July 2020, (ii) the proceeds from the issuance of the Additional 2028 Senior Notes of US$353.5 million in August 2020, which priced at 101.0% of the principal amount, (iii) the drawdown of the 2020 Credit Facilities of US$602.2 million, and (iv) the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million, which were offset in part by (v) the repayment of the 2020 Credit Facilities of US$352.2 million, (vi) repayment of all loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, (vii) dividend payments of US$325.0 million and (viii) payments of deferred financing costs of US$58.6 million.

Net cash provided by financing activities was US$114.3 million for the year ended December 31, 2019, which primarily represented (i) the proceeds from the US$900 million in aggregate principal amount of the 2029 Senior Notes, (ii) the proceeds from the US$600 million in aggregate principal amount of the 2027 Senior Notes, (iii) the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million, and (iv) the proceeds from the US$500 million in aggregate principal amount of the 2026 Senior Notes, which were offset in part by (v) the repayment of revolving credit facility under the 2015 Credit Facilities of US$1,644.0 million, (vi) dividend payments of US$400.0 million and (vii) the scheduled repayment and partial early repayment of the term loan under the 2015 Credit Facilities of US$386.7 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2020:

As of December 31, 2020
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
First 2029 Senior Notes	$900,000
2015 Credit Facilities	$129
2020 Credit Facilities	$249,910

$4,100,039

Major changes in our indebtedness during the year ended and subsequent to December 31, 2020 are summarized below.

In March 2020, we drew down HK$1.95 billion (equivalent to US$251.5 million) from the revolving credit facility under the 2015 Credit Facilities.

On April 29, 2020, MCO Nominee One, as borrower, entered into a senior facilities agreement with a syndicate of banks including Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc. as joint global coordinators. Pursuant to the 2020 Credit Facilities, the lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years.

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.1 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs other than HK$1.0 million (equivalent to US$129,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities.

On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$129,000).

On July 21, 2020, we issued the First 2028 Senior Notes in an aggregate principal amount of US$500.0 million.

On July 29, 2020, we used a portion of the net proceeds from the offering of the First 2028 Senior Notes to repay the loan amounts outstanding under the 2020 Credit Facilities in full, together with accrued interest and costs associated with the repayment.

On August 11, 2020, we issued the Additional 2028 Senior Notes in an aggregate principal amount of US$350.0 million. The net proceeds will be used for general corporate purposes.

On September 23, 2020, MCO Nominee One drew down HK$1.94 billion (equivalent to US$249.9 million) of the revolving credit facility under the 2020 Credit Facilities.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities had consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement: (i) meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00; (ii) not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and (iii) not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00, in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

On January 21, 2021, we issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes.

On January 27, 2021, HK$1.94 billion (equivalent to US$249.9 million) in principal amount outstanding of the revolving credit facility under the 2020 Credit Facilities, together with accrued interest, was repaid with the proceeds from the 2029 Senior Notes.

For further details of the above indebtedness, see note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing, purchasing or otherwise retiring existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2020, we had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling US$38.7 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2020 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2025 Senior Notes	$—	$—	$1,000.0	$—	$1,000.0
2026 Senior Notes	—	—	—	500.0	500.0
2027 Senior Notes	—	—	—	600.0	600.0
2028 Senior Notes	—	—	—	850.0	850.0
First 2029 Senior Notes	—	—	—	900.0	900.0
2015 Credit Facilities	—	0.1	—	—	0.1
2020 Credit Facilities(2)	—	—	249.9	—	249.9
Fixed interest payments	206.0	412.0	384.2	375.2	1,377.4
Variable interest payments(3)	5.6	11.2	7.5	—	24.3
Operating leases(4)	13.7	7.7	3.1	32.9	57.4
Construction costs and property and equipment retention payables	10.4	—	—	—	10.4
Other contractual commitments:
Property and equipment acquisition commitments(5)	37.8	0.9	—	—	38.7
Gaming subconcession premium(6)	27.7	13.4	—	—	41.1

Total contractual obligations	$301.2	$445.3	$1,644.7	$3,258.1	$5,649.3

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)

On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes, the net proceeds of which were used to repay the principal amount outstanding for the revolving credit facility under the 2020 Credit Facilities, together with the accrued interest. See note 23 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(3)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2020 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(5)	See note 20(a) to the consolidated financial statements included elsewhere in this annual report for further details on property and equipment acquisition commitments.
(6)

Represents annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2020 for our gaming subconcession which expires in June 2022. The gaming tax for gaming subconcession as disclosed in note 20(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2020, the aggregate balance of the reserves amounted to US$31.5 million.

During the year ended December 31, 2020, the sole director of our company declared dividends of US$270,382.70 per share to the Parent. In February 2020, the Parent declared a quarterly dividend of US$0.05504 per ordinary share of the Parent. On May 14, 2020, the Parent announced the suspension of its quarterly dividend program to preserve liquidity in light of the COVID-19 pandemic and to continue investing in its business. We funded the dividend payments made by the Parent to its shareholders in 2020.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2020, we were subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities and 2020 Credit Facilities.

As of December 31, 2020, 94% of our total gross indebtedness was based on fixed rates. Based on December 31, 2020 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$2.5 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes, 2028 Senior Notes and 2029 Senior Notes and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2020, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2020. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2020.

Major currencies in which our cash and bank balances held as of December 31, 2020 were U.S. dollar, H.K. dollar and Pataca. Based on the cash and bank balances as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$5.4 million for the year ended December 31, 2020.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$2.5 million for the year ended December 31, 2020.

BUSINESS

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2021. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-on-year basis according to the DICJ. However, according to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020 and by 22.5% in the first quarter of 2021 as compared to the first quarter of 2020. We believe such year-over-year decline was mainly due to the impact of the COVID-19 outbreak, which has resulted in a significant decline in inbound tourism, among other things. According to the DICJ, gross gaming revenues in Macau in March 2021 increased by 58.0% on a year-on-year basis.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco Resorts Macau to operate 40 additional gaming tables at City of Dreams. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, City of Dreams had an average of approximately 496 gaming tables and approximately 487 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and recently re-opened at the end of March 2021, offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since late June 2020) created by Franco Dragone. The Countdown was recently closed for renovations as part of its rebranding.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored as “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and received “Casino VIP Room” and “Casino Interior Design” awards in 2011. It also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide Five-Star recognition for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes Travel Guide Five-Star hotel for the ninth consecutive year in 2021, and its spa and the Cantonese culinary masterpiece, Jade Dragon, were awarded Forbes Travel Guide Five-Star recognition as well. Nüwa and Nüwa Spa were also named one of the “2018 World’s Most Luxurious Hotels” and “2018 World’s Most Luxurious Spas” by Forbes Travel Guide, respectively. In addition, the renowned Cantonese culinary masterpiece Jade Dragon maintained its three-star Michelin rating for the third consecutive year in the Michelin Guide Hong Kong Macau 2021. It was included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year. The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the second year in 2021 and attained two Michelin stars in the Michelin Guide Hong Kong Macau 2021 for the third year running. Moreover, Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the second year in 2021, and was recommended by Michelin Guide Hong Kong Macau 2021. It has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler.

Morpheus has earned numerous global acclaims since its grand opening in June 2018. Morpheus was honored as the world’s first establishment to attain Forbes Travel Guide Five-Star recognition across its entire hotel, spa and dining facilities, approximately a year after its grand opening. In 2021, Morpheus and its spa were awarded Forbes Travel Guide Five-Star recognitions for the second year. In 2020, the Morpheus Spa won the Forbes Spa of the Year Award, attaining the highest score among the world’s most outstanding spa establishments. In addition, both Morpheus and Nüwa, achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification, recognizing their commitment to creating a culture of accountability and following global best practices to heighten health security. Morpheus was named ‘Best New Hotel in Macao’ by the 13th Annual TTG China Travel Awards 2020 and garnered an International Hotel & Property Award 2020 as winner of the Hotel Over 200 Rooms, Asia Pacific category. Morpheus was the first in Macau to win an architecture and design accolade at Prix Versailles 2019 for Central and Northeast Asia in the Hotels category, and was the winner of the Design Den category in the Big Sleep Awards 2019 by National Geographic Traveller (UK) magazine. It has been named “Building of the Year Award” in the Hospitality Architecture Category by ArchDaily, the world’s most visited architecture website, and was honored “Best Hotel Architecture Macau” and “Best New Hotel Construction & Design Macau” at the Asia Pacific Property Awards in 2019. In 2018, Morpheus was hailed as one of the “World’s Greatest Places” in 2018 by TIME magazine, as the only Macau entry on the list. It has also won the Most Valuable Brand Gold Award in the 2018 Business Awards of Macau.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts Non-Gaming Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers, and was awarded the Excellence Award as the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report. The House of Dancing Water has been temporarily closed since late June 2020.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters. In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Altira Macau had an average of approximately 97 gaming tables and 110 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2020. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. In 2020, Altira Macau achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 12 consecutive years in 2021. It was also named one of the “World’s Most Luxurious Hotels” by Forbes Travel Guide in 2018. Altira Spa was selected as the Country Winner in the “Luxury Wellness Spa” category at the World Luxury Spa Awards in 2018 and 2020. It was also honored as the Regional Winner in the “Luxury Urban Escape” category in 2019, the Regional Winner in the “Luxury Fitness Spa” category in 2018 and the Global Winner in the “Best Luxury Fitness Spa” category in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora has earned Forbes Travel Guide Five-Star recognition for the eighth consecutive year in 2021, while its Japanese tempura specialist Tenmasa has also received Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2021 and was recommended by Michelin Guide Hong Kong Macau 2021. Its Cantonese restaurant, Ying, was honored the Forbes Travel Guide Five-Star recognition for the second consecutive year in 2021 and was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2021 for the fifth consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” since 2015.

In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. In 2019, Mocha Clubs had eight clubs with a total average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). In 2020, excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Mocha Clubs had eight clubs with a total average of approximately 870 gaming machines in operation (including approximately 110 gaming machines at Altira Macau). According to the DICJ, there was a total of 8,906 slot machines in the Macau market as of December 31, 2020. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities include what we believe is the latest technology for gaming machines and offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. The total gross floor area at City of Dreams is 692,619 square meters (equivalent to approximately 7.5 million square feet).

Under the current terms of the land concession, the annual government land use fees payable during the development are MOP9.5 million (equivalent to US$1.2 million) and the annual government land use fees payable after completion of development are MOP9.9 million (equivalent to US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use at City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Resorts. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are MOP1.5 million (equivalent to US$0.2 million). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use at Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 133,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Grand Dragon	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	10,500

Total			133,700

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through October 2022, which are renewable upon reaching agreements with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machine operations.

Other Premises

Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 1,700 square meters (equivalent to approximately 18,300 square feet). We operate Grand Dragon Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our projects and operations. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explores media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end customers. To be competitive in the Macau environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our marketing initiatives, brand, the quality and comfort of our mass market offerings. Mass market players are classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players or premium direct players play mostly in our dedicated VIP rooms or designated gaming areas, and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards.

Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in Macau gaming markets, we grant interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods. Credit is also granted to certain gaming promoters on a revolving basis. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2020 and 2019, Macau generated approximately US$7.6 billion and US$36.6 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 1.8% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-over-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-over-year basis according to the DICJ. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020. We believe such year-over-year decline in 2020 was mainly due to the impact of the COVID-19 outbreak, which has resulted in a significant decline in inbound tourism, among other things. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our business caused by the COVID-19 pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue.

The mass market table games segment accounted for 50.8% of market-wide gross gaming revenues in 2020, compared to 48.6% of market-wide gross gaming revenues in 2019 and 40.2% in 2018, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

While industry trends in Macau improved between the third quarter of 2016 to the last quarter of 2018, according to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues from 2014 to 2016 and the gross gaming revenues in Macau also declined by 79.3% on a year-over-year basis in 2020 as compared to 2019. Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users. More recently, the Macau gaming market has been significantly impacted by the COVID-19 outbreak. According to the DICJ, gross gaming revenues in Macau declined by 22.5% on a year-over-year basis in the first three months of 2021 as compared to the first three months of 2020.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to DSEC, visitation to Macau totaled more than 5.8 million in 2020, decreasing by 85.0% compared to 2019. While visitors from China represented 80.6%, compared to 70.9% in 2019, and visitors from Hong Kong and Taiwan represented 14.3% and 1.8%, of all visitors to Macau in 2020, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is currently developing its project in Cotai which is expected to open in the first half of 2021.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and fully operational in the first half of 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped The Londoner Macao, which opened in February 2021.

MGM Grand Paradise opened its MGM Macau in December 2007, which is located next to Wynn Macau on the Macau peninsula, and its MGM Cotai in February 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2020 was 6,080. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to accept Korean nationals. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with Melco Resorts Leisure (PHP) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 14,212 and 15,947 employees as of December 31, 2020 and 2019, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2020 and 2019.

	As of December 31,
	2020		2019
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	647	4.6%	693	4.3%
Altira Macau	1,554	10.9%	1,686	10.6%
City of Dreams	7,702	54.2%	8,672	54.4%
Corporate and centralized services	386	2.7%	412	2.6%
Studio City	3,923	27.6%	4,484	28.1%

Total	14,212	100.0%	15,947	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied for and/or registered certain trademarks, including “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown” and “Melco Resorts & Entertainment” in Macau and/or other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	58	Director
Lawrence Yau Lung Ho	44	Chief Executive Officer
Geoffrey Stuart Davis	53	Chief Financial Officer

Mr. Clarence Yuk Man Chung is our sole director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2018) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s director on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous board and committees of privately-held companies in Hong Kong, Macau and China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a vice patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau; and director executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015 and was awarded the “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine consecutive years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the ninth time in 2020.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of the Parent’s subsidiaries. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2020 and 2019, see note 21 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On June 29, 2015, our subsidiary Melco Resorts Macau, as borrower, amended and restated a prior senior secured credit facilities agreement to a HK$13.65 billion (equivalent to US$1.75 billion based on the exchange rate on the transaction date) senior secured credit facilities agreement (“2015 Credit Facilities”). The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million based on the exchange rate on the transaction date) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to US$1.25 billion based on the exchange rate on the transaction date) with a term of 5 years (the “2015 Revolving Credit Facility”).

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs (the “2015 Credit Facilities Repayment”), other than HK$1.0 million (equivalent to US$129,000) (the “Reserved Term Loan Amount”) which remained outstanding under the 2015 Term Loan Facility. All other commitments under the 2015 Term Loan Facility were canceled. In addition, a part of the revolving credit facility commitments under the 2015 Revolving Credit Facility were canceled. Post-cancellation, the available revolving credit facility commitments under the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$129,000).

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to Melco Resorts (Macau) Limited dated April 29, 2020 (the “BOC Waiver Letter”). The BOC Waiver Letter became effective on May 7, 2020.

Maturity Date

The final maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. Pursuant to the terms of the BOC Waiver Letter (as defined above), the maturity date of the 2015 Credit Facilities has been extended to June 24, 2022 (the “Extended Termination Date”).

Drawdowns/Repayment

As of December 31, 2020, the outstanding principal balances under the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$129,000) and US$nil, respectively. The 2015 Revolving Credit Facility of HK$1.0 million (equivalent to US$129,000) remains available for future drawdown as of December 31, 2020.

No further drawdowns may be made under the 2015 Term Loan Facility. The available revolving credit facility commitments under the 2015 Revolving Credit Facility are available on a fully revolving basis up to the date that is one month prior to the Extended Termination Date.

The principal amount of the 2015 Term Loan Facility, and all interest accruing thereon, is repayable in full on the Extended Termination Date. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Interest and Fees

Pursuant to the BOC Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum. Melco Resorts Macau is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility.

Security

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain bank accounts, buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

Covenants

The 2015 Credit Facilities contained covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities included a leverage ratio, total leverage ratio and interest cover ratio. Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to relax the borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, and (ii) the requirement to make substantially all of the representations, subject to certain conditions and terms.

Events of Default

The event of default regime under the 2015 Credit Facilities comprised events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; the breach of the credit facility documents; (iv) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s subconcession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders.

Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to waive certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

2020 Credit Facilities

Overview

On April 29, 2020, our subsidiary MCO Nominee One, as borrower, entered into a senior revolving credit facilities agreement for a HK$14.85 billion multicurrency revolving credit facility (equivalent to US$1.92 billion based on the exchange rate on the transaction date) with a term of 5 years.

Maturity Date

The final maturity date of the 2020 Credit Facilities is April 29, 2025, or if earlier, the date of repayment, prepayment or cancellation in full of the 2020 Credit Facilities.

Drawdowns/Repayment

As of December 31, 2020, the outstanding principal balance under the 2020 Credit Facilities was HK$1.94 billion (equivalent to US$249.9 million) and HK$12.91 billion (equivalent to US$1.67 billion) of the 2020 Credit Facilities remains available for future drawdown. On January 27, 2021, we used the proceeds from the offering of the Additional 2029 Senior Notes to repay the loan amounts outstanding under the 2020 Credit Facilities in full, together with accrued interest and costs associated with the repayment.

Drawdowns on the 2020 Credit Facilities are available on a fully revolving basis up to the date that is one month prior to the 2020 Credit Facilities’ final maturity date.

Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One may make voluntary prepayments in respect of the 2020 Credit Facilities in a minimum amount of HK$10.0 million (equivalent to US$1.29 million), plus the amount of any applicable break costs. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full. Under the terms of the 2020 Credit Facilities, change of control events include a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau or the Company by the Parent or/and Melco International and liquidation or dissolution of the Company. In the event Melco Resorts Macau’s subconcession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

Interest and Fees

Borrowings under the 2020 Credit Facilities bears interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries (“2020 Borrowing Group”). MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities of one, two, three or six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities until the end of the applicable availability period.

Security

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments” and together with Melco Resorts Macau, the “Subsidiary Guarantors”). The 2020 Credit Facilities are unsecured.

Covenants

The 2020 Credit Facilities contain covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2020 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement:

a.	meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00;

b.	not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and

c.	not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00,

in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

Events of Default

The event of default regime under the 2020 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions:

(i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of MCO Nominee One or any other member of the 2020 Borrowing Group; (iv) the breach of the credit facility documents; (v) insolvency or bankruptcy events; and (vi) misrepresentations on the part of MCO Nominee One or a Subsidiary Guarantor in statements made in the loan documents delivered to the lenders for the 2020 Credit Facilities.

2025 Senior Notes

Overview

On June 6, 2017, Melco Resorts Finance issued the First 2025 Senior Notes, comprising US$650 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100% of the principal amount, and, on July 3, 2017, Melco Resorts Finance issued the Additional 2025 Senior Notes, comprising US$350 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100.75% of the principal amount.

Interest

The 2025 Senior Notes bear interest at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year.

Ranking and Priority

The 2025 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2025 Senior Notes mature on June 6, 2025 and Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time prior to June 6, 2020, at the applicable “make-whole” redemption price as described in the 2025 Senior Notes indenture. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2025 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2025 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2025 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2025 Senior Notes Indenture, each holder of the 2025 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2025 Senior Notes at a fixed redemption price.

Covenants

The 2025 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2025 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2025 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2025 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2025 Senior Notes indenture, the trustee under the 2025 Senior Notes indenture or the holders of at least 25% of the then outstanding 2025 Senior Notes may declare the principal of the 2025 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2026 Senior Notes

Overview

On April 26, 2019, Melco Resorts Finance issued the 2026 Senior Notes, comprising US$500 million in aggregate principal amount of 5.250% senior notes due 2026, at an issue price of 100% of the principal amount.

Interest

The 2026 Senior Notes bear interest at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year.

Ranking and Priority

The 2026 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2026 Senior Notes mature on April 26, 2026 and Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time prior to April 26, 2022, at the applicable “make-whole” redemption price as described in the 2026 Senior Notes indenture. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2026 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2026 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, each holder of the 2026 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2026 Senior Notes at a fixed redemption price.

Covenants

The 2026 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2026 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2026 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2026 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2026 Senior Notes indenture, the trustee under the 2026 Senior Notes indenture or the holders of at least 25% of the then outstanding 2026 Senior Notes may declare the principal of the 2026 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2027 Senior Notes

Overview

On July 17, 2019, Melco Resorts Finance issued the 2027 Senior Notes, comprising US$600 million in aggregate principal amount of 5.625% senior notes due 2027, at an issue price of 100% of the principal amount.

Interest

The 2027 Senior Notes bear interest at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year beginning on January 17, 2020.

Ranking and Priority

The 2027 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2027 Senior Notes mature on July 17, 2027 and Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time prior to July 17, 2022, at the applicable “make-whole” redemption price as described in the 2027 Senior Notes indenture. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2027 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2027 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, each holder of the 2027 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2027 Senior Notes at a fixed redemption price.

Covenants

The 2027 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2027 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 Senior Notes indenture, the trustee under the 2027 Senior Notes indenture or the holders of at least 25% of the then outstanding 2027 Senior Notes may declare the principal of the 2027 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2028 Senior Notes

Overview

On July 21, 2020, Melco Resorts Finance issued the First 2028 Senior Notes, comprising US$500 million in aggregate principal amount of 5.750% senior notes due 2028, at an issue price of 100% of the principal amount, and, on August 11, 2020, the Company issued the Additional 2028 Senior Notes, comprising US$350 million in aggregate principal amount of 5.750% senior notes due 2025, at an issue price of 101% of the principal amount.

Interest

The 2028 Senior Notes bear interest at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year.

Ranking and Priority

The 2028 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2028 Senior Notes mature on July 21, 2028 and Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time prior to July 21, 2023, at the applicable “make-whole” redemption price as described in the 2028 Senior Notes Indenture. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2028 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2028 Senior Notes Indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2028 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2028 Senior Notes Indenture, each holder of the 2028 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2028 Senior Notes at a fixed redemption price.

Covenants

The 2028 Senior Notes Indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2028 Senior Notes Indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2028 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2028 Senior Notes Indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2028 Senior Notes Indenture, the trustee under the 2028 Senior Notes Indenture or the holders of at least 25% of the then outstanding 2028 Senior Notes may declare the principal of the 2028 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2029 Senior Notes

Overview

On December 4, 2019, Melco Resorts Finance issued the First 2029 Senior Notes, comprising US$900 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 100% of the principal amount, and, on January 21, 2021, Melco Resorts Finance issued the Additional 2029 Notes, comprising US$250 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 103.25% of the principal amount.

Interest

The 2029 Senior Notes bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year beginning on June 4, 2020.

Ranking and Priority

The 2029 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2029 Senior Notes mature on December 4, 2029 and Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time prior to December 4, 2024, at the applicable “make-whole” redemption price as described in the 2029 Senior Notes indenture. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2029 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2029 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, each holder of the 2029 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2029 Senior Notes at a fixed redemption price.

Covenants

The 2029 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2029 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2029 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2029 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2029 Senior Notes indenture, the trustee under the 2029 Senior Notes indenture or the holders of at least 25% of the then outstanding 2029 Senior Notes may declare the principal of the 2029 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Other Financing

We may obtain financing or refinancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects and other matters. The amounts may be material.

MELCO RESORTS FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Melco Resorts Finance Limited

We have audited the accompanying consolidated financial statements of Melco Resorts Finance Limited, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive (loss) income, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Melco Resorts Finance Limited at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Change in Method for Accounting for Credit Losses on Financial Instruments

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments effective January 1, 2020, using the modified retrospective approach. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young

Hong Kong

April 30, 2021

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$894,246	$654,623
Accounts receivable, net of allowances for credit losses of $296,265 and $224,304	110,248	265,943
Receivables from affiliated companies	490,502	385,694
Inventories	19,852	26,640
Prepaid expenses and other current assets	54,827	50,624

Total current assets	1,569,675	1,383,524

Property and equipment, net	2,748,447	2,873,763
Gaming subconcession, net	84,663	141,440
Intangible assets, net	18,840	4,215
Goodwill	82,203	81,820
Long-term prepayments, deposits and other assets, net of allowances for credit losses of $16,517 and $19,932	88,404	56,925
Restricted cash	275	—
Receivables from affiliated companies, non-current	1,278,111	1,638,390
Operating lease right-of-use assets	33,601	54,956
Land use rights, net	304,001	313,440

Total assets	$6,208,220	$6,548,473

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$8,057	$15,075
Accrued expenses and other current liabilities	727,745	1,127,281
Income tax payable	3,375	3,359
Operating lease liabilities, current	13,533	21,121
Current portion of long-term debt, net	—	146
Payables to affiliated companies	26,418	76,876

Total current liabilities	779,128	1,243,858

Long-term debt, net	4,060,731	2,958,897
Other long-term liabilities	854	4,504
Deferred tax liabilities, net	9,826	11,330
Operating lease liabilities, non-current	25,619	39,762
Payable to an affiliated company, non-current	—	2,143

Total liabilities	$4,876,158	$4,260,494

Commitments and contingencies (Note 20)

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
Shareholder’s equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	$—	$—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	35,732	11,997
(Accumulated losses) retained earnings	(553,455)	426,197

Total shareholder’s equity	1,332,062	2,287,979

Total liabilities and shareholder’s equity	$6,208,220	$6,548,473

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Operating revenues:
Casino	$1,269,393	$4,495,336
Rooms	57,246	204,834
Food and beverage	37,399	116,140
Entertainment, retail and other	184,525	292,057

Total operating revenues	1,548,563	5,108,367

Operating costs and expenses:
Casino	(1,230,686)	(3,074,334)
Rooms	(29,065)	(58,578)
Food and beverage	(47,726)	(100,012)
Entertainment, retail and other	(44,199)	(64,707)
General and administrative	(292,557)	(870,319)
Pre-opening costs	(106)	(56)
Amortization of gaming subconcession	(57,411)	(56,841)
Amortization of land use rights	(10,899)	(10,791)
Depreciation and amortization	(265,674)	(279,877)
Property charges and other	(12,868)	(6,473)

Total operating costs and expenses	(1,991,191)	(4,521,988)

Operating (loss) income	(442,628)	586,379

Non-operating income (expenses):
Interest income	2,988	2,124
Interest expenses, net of amounts capitalized	(194,719)	(137,982)
Other financing costs	(7,534)	(2,322)
Foreign exchange losses, net	(10,177)	(4,494)
Other expenses, net	(225)	—
Loss on extinguishment of debt	(1,236)	(2,612)
Costs associated with debt modification	(310)	—

Total non-operating expenses, net	(211,213)	(145,286)

(Loss) income before income tax	(653,841)	441,093
Income tax expense	(811)	(1,960)

Net (loss) income	$(654,652)	$439,133

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	December 31,
	2020	2019
Net (loss) income	$(654,652)	$439,133
Other comprehensive income:
Foreign currency translation adjustments, before and after tax	23,735	27,159

Other comprehensive income	23,735	27,159

Total comprehensive (loss) income	$(630,917)	$466,292

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Additional Paid-in Capital	Accumulated Other Comprehensive (Losses) Income	Retained Earnings (Accumulated Losses)	Total Shareholder’s Equity

	Ordinary Shares
	Shares	Amount
Balance at January 1, 2019	1,202	$—	$1,849,785	$(15,162)	$387,064	$2,221,687
Net income for the year	—	—	—	—	439,133	439,133
Foreign currency translation adjustments	—	—	—	27,159	—	27,159
Dividends declared	—	—	—	—	(400,000)	(400,000)

Balance at December 31, 2019	1,202	—	1,849,785	11,997	426,197	2,287,979
Net loss for the year	—	—	—	—	(654,652)	(654,652)
Foreign currency translation adjustments	—	—	—	23,735	—	23,735
Dividends declared	—	—	—	—	(325,000)	(325,000)

Balance at December 31, 2020	1,202	$—	$1,849,785	$35,732	$(553,455)	$1,332,062

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(654,652)	$439,133
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	333,984	347,509
Amortization of deferred financing costs and original issue premiums	13,149	12,706
Net loss (gain) on disposal of property and equipment	386	(915)
Impairment loss recognized on property and equipment	3,208	—
Provision for credit losses	125,358	28,616
Loss on extinguishment of debt	1,236	2,612
Costs associated with debt modification	310	—
Changes in operating assets and liabilities:
Accounts receivable	35,559	(85,048)
Receivables from affiliated companies	(161,551)	(107,742)
Inventories, prepaid expenses and other	(394)	(2,628)
Long-term prepayments, deposits and other	18,638	20,647
Accounts payable, accrued expenses and other	(417,671)	(264,707)
Payables to affiliated companies	(53,610)	10,263
Other long-term liabilities	(3,671)	(103)

Net cash (used in) provided by operating activities	(759,721)	400,343

Cash flows from investing activities:
Placement of a bank deposit with an original maturity over three months	(150,000)	—
Acquisition of property and equipment	(145,866)	(187,251)
Acquisition of intangible assets	(3,181)	—
Proceeds from sale of property and equipment	45	1,113
Withdrawal of a bank deposit with an original maturity over three months	150,000	—
Repayments of funds to affiliated companies	417,264	69,268
Funds to affiliated companies	—	(630,923)

Net cash provided by (used in) investing activities	268,262	(747,793)

Cash flows from financing activities:
Principal payments on long-term debt	(604,837)	(2,030,662)
Dividends paid	(325,000)	(400,000)
Payments of deferred financing costs	(58,646)	(18,951)
Funds from an affiliated company	9,616	13,711
Proceeds from long-term debt	1,707,165	2,550,166

Net cash provided by financing activities	728,298	114,264

Effect of exchange rate on cash, cash equivalents and restricted cash	3,059	4,820

Increase (decrease) in cash, cash equivalents and restricted cash	239,898	(228,366)
Cash, cash equivalents and restricted cash at beginning of year	654,623	882,989

Cash, cash equivalents and restricted cash at end of year	$894,521	$654,623

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(159,571)	$(102,941)
Cash paid for income taxes	$(2,340)	$(2,340)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$(10,824)	$(20,910)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$(4,819)	$13,993
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$25,340	$34,563
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$6,279	$—
Change in receivables from/payables to affiliated companies related to acquisition of intangible assets	$6,989	$—
Deferred financing costs included in accrued expenses and other current liabilities	$(694)	$4,204

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information

Melco Resorts Finance Limited (“Melco Resorts Finance”) was incorporated in the Cayman Islands. Melco Resorts Finance together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and, through its subsidiary, Melco Resorts (Macau) Limited (“Melco Resorts Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of integrated resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”).

The Company currently operates Altira Macau, an integrated resort located at Taipa, Macau, City of Dreams, an integrated resort located at Cotai, Macau, Studio City Casino, a casino located at Studio City, a cinematically-themed integrated resort in Cotai, Macau developed by affiliated companies of the Company, Grand Dragon Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2020 and 2019, Melco Resorts Finance’s sole shareholder is Melco Resorts & Entertainment Limited (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America. As of December 31, 2020 and 2019, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19

In connection with the outbreak of the coronavirus (COVID-19) in the first quarter of 2020, travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries or regions throughout the world. Additionally, health-related precautionary measures have been imposed and remain in place at all of the Company’s properties which have significantly disrupted its casino and resort operations.

On February 5, 2020, the Company’s Macau casino operations were suspended for a 15-day period and resumed operations only on a reduced basis on February 20, 2020 with limited visitations from Hong Kong, Taiwan and certain regions of the PRC among other countries and Altira resumed operation on February 24, 2020. In March 2020, the governments in Macau, Hong Kong and certain provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering the PRC from Macau were generally no longer subject to mandatory quarantines. On August 26, 2020, the Chinese authorities resumed the issuance of Individual Visit Scheme (“IVS”) visas for Guangdong residents, while the nationwide resumption of IVS visa issuances commenced on September 23, 2020. On December 21, 2020, the Macau government announced that, generally, individuals who have been to countries and regions other than the PRC and Taiwan in the preceding 21 days are required to undergo a mandatory 21-day quarantine upon entry into Macau from the PRC, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in the PRC in the preceding 21 days and are eligible for an exemption application. Despite these developments, the Company’s operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in the PRC on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold.

The COVID-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 - continued

The disruptions to the Company’s business had material adverse effects on its financial condition and operations for the year ended December 31, 2020. As the disruptions are ongoing, such adverse effects have continued beyond the 2020 year and the Company is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition due to uncertainties surrounding the business recovery from such disruptions, successful development of safe and effective vaccines and treatment of COVID-19, travel restrictions, customer sentiment and other events related to the COVID-19 outbreak.

As of December 31, 2020, the Company had cash and cash equivalents, of $894,246 and available borrowing capacity of $1,665,661, subject to the satisfaction of certain conditions precedent.

The Company has taken various mitigating measures to manage through the current COVID-19 outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing certain existing borrowings and raising additional capital through new senior note offerings.

The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months from the date of these consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Melco Resorts Finance and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash consists of collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2020 and 2019, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, based upon the age of the account, the customer’s financial condition as well as management’s experience with collection trends of the customers, current economic and business conditions and management’s expectations of future economic and business conditions and forecasts.

Management believes that as of December 31, 2020 and 2019, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

(i)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $195,426 and $137,982, of which $707 and nil were capitalized during the years ended December 31, 2020 and 2019, respectively.

(j)	Gaming Subconcession

The deemed cost of the gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau, the holder of the gaming subconcession in Macau, in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

(k)	Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(l)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible asset consists of the gaming subconcession and internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Goodwill and Intangible Assets - continued

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. On January 1, 2020, the Company adopted the accounting standards update on goodwill impairment test on a prospective basis. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting units were determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

No impairment losses were recognized during the years ended December 31, 2020 and 2019.

(m)	Impairment of Long-lived Assets (Other Than Goodwill)

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the year ended December 31, 2020, an impairment loss of $3,208 was recognized, mainly due to reconfigurations and renovations at City of Dreams, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 pandemic as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. No impairment losses were recognized during the year ended December 31, 2019.

(n)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Rights

Land use rights represent the upfront land premium paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Leases

On January 1, 2019, the Company adopted the guidance on leases under the accounting standards update (as subsequently amended) issued in February 2016 by the Financial Accounting Standards Board (“FASB”), which amends various aspects of existing accounting guidance for leases, using the modified retrospective method without restating comparative information.

The Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $58,874 of operating lease right-of-use assets (including the reclassification of deferred rent liabilities to operating lease right-of-use assets) and $65,158 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

(q)	Revenue Recognition

The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary incentives programs (including loyalty programs).

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.

The Company operates different non-discretionary incentives programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels, Grand Dragon Casino and Studio City Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given the Company operates the Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements as defined in Note 21, respectively, with the owners of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips and tokens, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips and tokens held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.

The following table summarizes the activities related to contract and contract-related liabilities:

	December 31,	December 31,	Increase/	December 31,	December 31,	Increase/
	2020	2019	(Decrease)	2019	2018	(Decrease)
Outstanding gaming chips and tokens	$186,247	$439,511	$(253,264)	$439,511	$566,796	$(127,285)
Loyalty program liabilities	25,049	35,134	(10,085)	35,134	42,810	(7,676)
Advance customer deposits and ticket sales	252,356	227,842	24,514	227,842	366,502	(138,660)

	$463,652	$702,487	$(238,835)	$702,487	$976,108	$(273,621)

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Gaming Taxes

The Company is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes are recognized as casino expense in the accompanying consolidated statements of operations. These taxes totaled $680,464 and $2,367,070 for the years ended December 31, 2020 and 2019, respectively.

(s)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company incurred pre-opening costs primarily in connection with the development of further expansion to City of Dreams. The Company also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(t)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $13,397 and $44,370 for the years ended December 31, 2020 and 2019, respectively.

(u)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Melco Resorts Finance and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Melco Resorts Finance is the United States dollar (“$” or “US$”) and the functional currency of most of Melco Resorts Finance’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income.

(v)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive (loss) income.

As of December 31, 2020 and 2019, the Company’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments, net of tax.

(w)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income Tax - continued

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(x)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements

In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued an accounting standards update when performing the impairment analysis for goodwill which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. Accordingly, the adoption of this guidance would only impact the Company’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and there is a measurement of the impairment charge. This guidance is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2022, with early adoption permitted. The Company early adopted this new guidance on January 1, 2020 on a prospective basis and applied the guidance for its goodwill impairment test during the year ended December 31, 2020.

In August 2018, the FASB issued an accounting standards update which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The guidance is applied prospectively. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740, Income Taxes, in order to reduce cost and complexity of its application. This guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2020	2019
Cash and cash equivalents	$894,246	$654,623
Non-current portion of restricted cash	275	—

Total cash, cash equivalents and restricted cash	$894,521	$654,623

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2020	2019
Casino	$422,330	$510,721
Hotel	530	1,985
Other	170	1,350

Sub-total	423,030	514,056
Less: allowances for credit losses(1)	(312,782)	(244,236)

	110,248	269,820
Non-current portion	—	(3,877)

Current portion	$110,248	$265,943

Note

(1)

As of December 31, 2020 and 2019, the allowances for credit losses of $16,517 and $19,932 are recorded as a reduction of the long-term casino accounts receivables, which are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 74.1% and 47.8% of gross casino accounts receivables as of December 31, 2020 and 2019, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2020	2019
Balance at beginning of year	$244,236	$218,941
Provision for credit losses	125,087	28,616
Write-offs	(57,868)	(4,628)
Effect of exchange rate	1,327	1,307

Balance at end of year	$312,782	$244,236

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost
Buildings	$3,749,352	$3,732,439
Furniture, fixtures and equipment	614,896	633,377
Leasehold improvements	657,509	573,425
Plant and gaming machinery	123,501	122,667
Motor vehicles	14,161	14,428

Sub-total	5,159,419	5,076,336
Less: accumulated depreciation and amortization	(2,410,972)	(2,202,573)

Property and equipment, net	$2,748,447	$2,873,763

The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $564 and $564 as of December 31, 2020 and $561 and $561 as of December 31, 2019, respectively.

During the years ended December 31, 2020 and 2019, the Company transferred the future economic benefits of certain plant and equipment, for the operation of the Studio City Casino, to Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Company which is majority-owned by Melco, pursuant to the Services and Right to Use Arrangements as defined in Note 21 (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Company. During the years ended December 31, 2020 and 2019, the future economic benefits of the Studio City Gaming Assets with aggregate carrying amounts of $7,206 and $17,516, were transferred to Studio City Entertainment at a total consideration of $7,206 and $17,516, respectively. The Company fully wrote down the carrying value of such Studio City Gaming Assets upon the transfer.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2020	2019
Deemed cost	$903,160	$898,959
Less: accumulated amortization	(818,497)	(757,519)

Gaming subconcession, net	$84,663	$141,440

The Company expects that amortization of the gaming subconcession will be approximately $57,439 in 2021 and approximately $27,224 in 2022.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

Goodwill relating to Mocha Clubs, a reporting unit, is not amortized. The changes in carrying amounts of goodwill represented the exchange differences arising from foreign currency translations at the balance sheet date.

(b)	Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31,
	2020	2019
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,235	$4,215

Total indefinite-lived intangible assets	4,235	4,215

Finite-lived intangible assets:
Internal-use software	16,449	—
Less: accumulated amortization	(1,844)	—

Total finite-lived intangible assets	14,605	—

Total intangible assets, net	$18,840	$4,215

Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006.    The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.

The amortization expenses of internal-use software recognized for the year ended December 31, 2020 were 1,844.

As of December 31, 2020, the estimated future amortization expenses of internal-use software are as follows:

Year ending December 31,
2021	$5,483
2022	5,483
2023	3,639

$14,605

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2020	2019
Entertainment production costs	$68,804	$76,795
Less: accumulated amortization	(68,804)	(72,230)

Entertainment production costs, net	—	4,565
Deposits and other assets	44,811	48,483
Deferred financing costs, net	43,593	—
Long-term casino accounts receivables, net of allowances for credit losses of $16,517 and $19,932	—	3,877

Long-term prepayments, deposits and other assets	$88,404	$56,925

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Company amortized the entertainment production costs over 10 years or the respective estimated useful lives of the entertainment shows, whichever is shorter.

Long-term casino accounts receivables, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

9.	LAND USE RIGHTS, NET

	December 31,
	2020	2019
Altira Macau	$146,989	$146,306
City of Dreams	400,981	399,115

	547,970	545,421
Less: accumulated amortization	(243,969)	(231,981)

Land use rights, net	$304,001	$313,440

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019
Advance customer deposits and ticket sales	$252,356	$227,842
Outstanding gaming chips and tokens	186,247	439,511
Gaming tax accruals	79,809	191,780
Staff cost accruals	63,039	101,416
Interest expenses payable	50,753	27,245
Property and equipment payables	38,420	42,732
Operating expense and other accruals and liabilities	27,726	50,323
Loyalty program liabilities	25,049	35,134
Construction cost payables	4,346	11,298

	$727,745	$1,127,281

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2020	2019
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $16,583 and $19,827, respectively)	$983,417	$980,173
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $4,529 and $5,948, respectively)	495,471	494,052
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $5,686 and $7,298, respectively)	594,314	592,702
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs of $7,991 and $8,992, respectively)	892,009	891,008
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $4,519)	845,481	—

Credit Facilities
2015 Credit Facilities (net of unamortized deferred financing costs of nil and $42, respectively)(1)	129	1,108
2020 Credit Facilities(2)	249,910	—

	4,060,731	2,959,043
Current portion of long-term debt (net of unamortized deferred financing costs of $5)	—	(146)

	$4,060,731	$2,958,897

Notes

(1)

As of December 31, 2020 and 2019, the unamortized deferred financing costs related to the 2015 Revolving Credit Facility of the 2015 Credit Facilities of nil and $3,097 are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets, respectively.

(2)

As of December 31, 2020, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $43,593 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Senior Notes

2017 4.875% Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Second 2017 4.875% Senior Notes” and together with the First 2017 4.875% Senior Notes, collectively referred to as the “2017 4.875% Senior Notes”). The interest on the 2017 4.875% Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 4.875% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 4.875% Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 4.875% Senior Notes were used to repay the 2015 Revolving Credit Facility (as described below).

Melco Resorts Finance had the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2017 4.875% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.

The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.250% Senior Notes

On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year, and commenced on October 26, 2019. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in May 2019.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Senior Notes - continued

2019 5.250% Senior Notes - continued

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.250% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.625% Senior Notes

On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year, and commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in July 2019.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.625% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.625% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.625% Senior Notes also contains conditions and events of default customary for such financings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Senior Notes - continued

2019 5.375% Senior Notes

On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “2019 5.375% Senior Notes”). The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, and commenced on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as described below) in December 2019.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

2020 5.750% Senior Notes

On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes”). The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes (the “2020 5.750% Senior Notes”). The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year, and commenced on January 21, 2021. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities (as described below) in July 2020 and with the remaining amount used for general corporate purposes.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Senior Notes – continued

2020 5.750% Senior Notes - continued

Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time prior to July 21, 2023 at a “make-whole” redemption price. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2020 5.750% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.

The indenture governing the 2020 5.750% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2020 5.750% Senior Notes also contains conditions and events of default customary for such financings.

(b) Credit Facilities

2015 Credit Facilities

On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from 9,362,160,000 Hong Kong dollars (“HK$”) (equivalent to $1,203,362) to a HK$13,650,000,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”).

In December 2019, the Company partially prepaid an outstanding principal amount of HK$2,750,000,000 (equivalent to $353,062) of the 2015 Term Loan Facility, together with accrued interest and associated costs, with a portion of the net proceeds from the offering of the 2019 5.375% Senior Notes. In connection with this prepayment, the Company recorded a loss on extinguishment of debt of $2,612 during the year ended December 31, 2019.

Before the signing and effective of the Waiver Letter (as described below), the maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The 2015 Term Loan Facility was repayable in quarterly instalments according to an amortization schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Borrowings under the 2015 Credit Facilities bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower was permitted to select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Credit Facilities - continued

2015 Credit Facilities - continued

On May 6, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco Resorts Finance, drew down HK$2,730,000,000 (equivalent to $352,189) of the revolving credit facility under the 2020 Credit Facilities (as described below) and, on May 7, 2020, the Company used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1,000,000 (equivalent to $129) which remained outstanding under the 2015 Term Loan Facility. Following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, on May 7, 2020, all other commitments under the 2015 Term Loan Facility and a part of the commitments under the 2015 Revolving Credit Facility were cancelled. Post-cancellation, the available commitments under the 2015 Revolving Credit Facility were HK$1,000,000 (equivalent to $129), collateralized by cash of HK$2,130,000 (equivalent to $275). The Company recorded a loss on extinguishment of debt of $1,236 and a cost associated with debt modification of $310 during the year ended December 31, 2020 in connection with this repayment and a part of the 2015 Revolving Credit Facility commitment cancellation.

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”). The Waiver Letter became effective on May 7, 2020. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) to extend the maturity date of the 2015 Credit Facilities to June 24, 2022; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings change to HIBOR plus a margin of 1% per annum; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, (v) the requirement to make substantially all of the representations, and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

As of December 31, 2020, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $129) and nil, respectively, and the available borrowing capacity under 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $129).

The indebtedness under the 2015 Credit Facilities is guaranteed by the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”). Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

With effect from May 7, 2020, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group were waived pursuant to the terms of the Waiver Letter.

The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1,512 and $2,322 during the years ended December 2020 and 2019, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Credit Facilities - continued

2020 Credit Facilities

On April 29, 2020, MCO Nominee One entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s subconcession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments”), a subsidiary of Melco Resorts Finance. The 2020 Credit Facilities are unsecured.

The 2020 Credit Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries. The 2020 Credit Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

Borrowings under the 2020 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $6,022 during the year ended December 31, 2020.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

As of December 31, 2020, the outstanding principal amount of the 2020 Credit Facilities was HK$1,937,500,000 (equivalent to $249,910), and the available borrowing capacity under the 2020 Credit Facilities was HK$12,912,500,000 (equivalent to $1,665,532).

On January 27, 2021, the Company repaid the outstanding principal amount of the 2020 Credit Facilities of HK$1,937,500,000 (equivalent to $249,887) in full with the net proceeds from the issuance of the Additional 2019 5.375% Senior Notes as disclosed in Note 23.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(c) Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2020 and 2019, the Company’s average borrowing rates were approximately 5.14% and 4.42% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2020 are as follows:

Year ending December 31,
2021	$—
2022	129
2023	—
2024	—
2025	1,249,910
Over 2025	2,850,000

$4,100,039

12.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau and City of Dreams are located. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of operating lease costs are as follows:

	Year Ended December 31,
	2020	2019
Amortization of land use rights	$10,899	$10,791
Operating lease costs	18,729	20,538
Short-term lease costs	244	317
Variable lease costs	(5,565)	9,595

Total operating lease costs	$24,307	$41,241

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LEASES - continued

Lessee Arrangements - continued

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2020	2019
Weighted average remaining lease term	20.2 years	15.8 years
Weighted average discount rate	4.37%	4.17%

Maturities of operating lease liabilities as of December 31, 2020 are as follows:

Year ending December 31,
2021	$13,712
2022	6,039
2023	1,682
2024	1,657
2025	1,426
Over 2025	32,885

Total future minimum lease payments	57,401
Less: amount representing interest	(18,249)

Present value of future minimum lease payments	39,152
Current portion	(13,533)

Non-current portion	$25,619

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the sites of City of Dreams with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the year ended December 31, 2020, the Company earned minimum operating lease income of $22,977 and contingent operating lease income of $385. The lease income was reduced by $13,294 as a result of the rent concessions and uncollectible lease income related to the effects of the COVID-19 pandemic. During the year ended December 31, 2019, the Company earned minimum operating lease income of $34,470 and contingent operating lease income of $5,917.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2020 were as follows:

Year ending December 31,
2021	$40,279
2022	40,226
2023	41,489
2024	42,802
2025	44,836
Over 2025	22,094

$231,726

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.

The estimated fair value of long-term debt as of December 31, 2020 and 2019, were approximately $4,288,992 and $3,101,529, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $4,100,039 and $3,001,150, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes and the 2020 5.750% Senior Notes. Fair values for the 2015 Credit Facilities and the 2020 Credit Facilities approximated the carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy. Additionally, the carrying value of loan to an affiliated company approximated fair value as the instruments carried variable interest rate that approximated the market rate and was classified as level 2 in the fair value hierarchy.

As of December 31, 2020 and 2019, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

14.	CAPITAL STRUCTURE

As of December 31, 2020 and 2019, Melco Resorts Finance had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2020	2019
Income tax expense - current:
Lump sum in lieu of Macau Complementary Tax on dividends	$2,367	$2,345

Income tax credit - deferred:
Macau Complementary Tax	(1,556)	(385)

Total income tax expense	$811	$1,960

A reconciliation of the income tax expense from (loss) income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2020	2019
(Loss) Income before income tax	$(653,841)	$441,093
Macau Complementary Tax rate	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(78,461)	52,931
Lump sum in lieu of Macau Complementary Tax on dividends	2,367	2,345
Effect of different tax rates of subsidiaries operating in other Jurisdictions	(8,934)	—
Effect of income for which no income tax expense is payable	(223)	(5)
Effect of expenses for which no income tax benefit is receivable	37,399	8,614
Effect of profits generated by gaming operations exempted	—	(77,147)
Effect of tax losses that cannot be carried forward	18,882	—
Expired tax losses	1,646	2,029
Changes in valuation allowances	28,135	13,193

Income tax expense	$811	$1,960

Melco Resorts Finance and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated, while Melco Resorts Finance and certain of its subsidiaries are subject to Hong Kong Profits Tax on income derived from Hong Kong. The remaining subsidiaries of Melco Resorts Finance incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2020 and 2019.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2020 and 2019, if applicable.

Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. Melco Resorts Macau’s non-gaming profits remain subject to Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provides for an annual payment of 18,900,000 Macau Patacas (“MOP”) (equivalent to $2,367) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The effective tax rates for the years ended December 31, 2020 and 2019 were (0.12)% and 0.44%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of changes in valuation allowances and the effect of expenses for which no income tax benefit is receivable for the relevant periods together with the effect of tax losses that cannot be carried forward and effect of different tax rates of subsidiaries operating in other jurisdictions for the year ended December 31, 2020 and the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2019.

The net deferred tax liabilities as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Deferred tax assets
Net operating losses carried forward	$54,805	$24,016
Depreciation and amortization	36,917	31,819
Lease liabilities	2,792	2,893
Others	350	—

Sub-total	94,864	58,728

Valuation allowances	(88,529)	(55,858)

Total deferred tax assets	6,335	2,870

Deferred tax liabilities
Right-of-use assets	(2,739)	(2,870)
Land use rights	(12,914)	(10,824)
Intangible assets	(508)	(506)

Total deferred tax liabilities	(16,161)	(14,200)

Deferred tax liabilities, net	$(9,826)	$(11,330)

As of December 31, 2020 and 2019, valuation allowances of $6,335 and $55,858 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2020, adjusted operating tax losses carried forward amounting to $103,809, $95,952 and $256,942 will expire in 2021, 2022 and 2023, respectively. Adjusted operating tax losses carried forward of $13,720 expired during the year ended December 31, 2020.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2020 and 2019 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2020 and 2019, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Melco Resorts Finance’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION

In January 2021, Melco approved the grant of restricted shares under a share incentive plan adopted by Melco in 2011 (“Melco Share Incentive Plan”) to the eligible management personnel of Melco in lieu of the 2020 bonus for their services performed during 2020. The grant vested immediately on the grant date on March 31, 2021 and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.

In accordance with the applicable accounting standards, the share-based compensation expenses related to this grant of restricted shares under Melco Share Incentive Plan to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized in the accompanying consolidated statements of operations with a corresponding increase in amounts due to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries.

The share-based compensation expenses for the Company were recognized as follows:

Year Ended
December 31, 2020
Share-based compensation expenses	$5,847
Less: share-based compensation expenses capitalized in property and equipment	(384)

Share-based compensation expenses recognized in general and administrative expenses	$5,463

17.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2020 and 2019, the Company’s contributions into these plans were $22,325 and $25,454, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries of Melco Resorts Finance incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2020 and 2019, the aggregate balance of the reserves amounted to $31,511 and $31,511, respectively.

With effect from May 7, 2020, the restrictions on paying dividends and other distributions under the 2015 Credit Facilities, as defined in the credit facility agreement, were waived pursuant to the terms of the Waiver Letter.

19.	DIVIDENDS

During the years ended December 31, 2020 and 2019, the Sole Director of Melco Resorts Finance declared dividends of $270,382.70 per share totaling $325,000, and $332,778.7 per share totaling $400,000, respectively, and recorded such amount as distributions against retained earnings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2020, the Company had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling $38,717.

(b)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,757).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)

A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of MOP300,000,000 (equivalent to $37,569) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 20(b)(v) above, a sum of 1.75% per annum of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees

Except as disclosed in Notes 11 and 20(b), the Company has made the following significant guarantee as of December 31, 2020:

•

Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,876) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

(d)	Pledged Assets

Except as disclosed in Note 11, the Company has the following pledged assets as of December 31, 2020:

•

On November 30, 2016, Studio City Company Limited (“Studio City Company”), an affiliated company of the Company which is majority-owned by Melco, amended and restated its prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2016 Studio City Credit Facilities and related finance documents.

(e)	Litigation

As of December 31, 2020, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2020	2019
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Management fee and other service fee income	$138,731	$174,839
	Design and construction service fee income for Cyprus Project(1)	1,252	1,174
	Loan interest income	728	1,450
	Rooms and food and beverage	135	944

	Costs and expenses (services provided to the Company):
	Payment under Services and Right to Use Arrangements(2)	(42,682)	393,512
	Management fee recognized as expenses(4)	162,125	195,282
	Management fee capitalized in property and equipment(4)	1,280	46
	Purchase of goods and services	25,036	98,044
	Transportation service fee expenses	15,025	19,628

	Sale and purchase of assets:
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 5)	7,206	17,516
	Purchase of intangible assets	6,989	—
	Purchase of property and equipment	2,632	1,319

A subsidiary of MECOM Power and Construction Limited (“MECOM”)(3)	Costs and expenses (services provided to the Company):
	Consultancy fee expenses	—	6,935

	Purchase of assets:
	Construction work performed and recognized as property and equipment	—	5,839

Notes

(1)

The amount mainly represents management fee income for design and construction services provided by the Company to a subsidiary of Melco International for development of an integrated resort and up to four satellite casinos in the Republic of Cyprus (“Cyprus Project”).

(2)

Payment to an affiliated company for services and right to use arrangements performed pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between Melco Resorts Macau and Studio City Entertainment (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements from Studio City Casino’s gross gaming revenues. Melco Resorts Macau paid the residual gross gaming revenues and recognized these amounts as payment to an affiliated company under the Services and Right to Use Arrangements.

(3)

A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

(4)	These management fee expenses included recharges of share-based compensation expenses.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

As at December 31, 2020 and 2019, an operating deposit of $12,500 was paid by Melco Resorts Macau to a subsidiary of Melco for provision of transportation services and the amount is shown as prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(a)	Receivables from Affiliated Companies

	December 31,
	2020	2019
Amounts due from affiliated companies (Note (i))	$490,502	$337,924
Loan to an affiliated company (Note (ii))	—	47,770

	$490,502	$385,694

Notes

(i)

The outstanding balances from Melco International and its subsidiaries mainly arising from operating income or prepayment of operating expenses, are unsecured, non-interest bearing and repayable on demand.

(ii)

The outstanding balance of loan to a Taiwan Branch of an affiliated company, for investment purposes, was unsecured, repayable on demand and interest bearing at an agreed rate not higher than 15% per annum and the agreed rate as of December 31, 2019 was 2% per annum. During the year ended December 31, 2020, the amount was fully repaid.

(b)	Payables to Affiliated Companies

The outstanding balances as of December 31, 2020 and 2019 are payables to Melco International’s subsidiaries mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company, and are unsecured, non-interest bearing and repayable on demand.

(c)	Receivables from Affiliated Companies, Non-current

The outstanding balances as of December 31, 2020 and 2019 are mainly related to advances to Melco and its subsidiaries for working capital purposes, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(d)	Payable to An Affiliated Company, Non-current

The outstanding balance as of December 31, 2019 was mainly related to advance from a subsidiary of Melco for working capital purposes, and was unsecured and non-interest bearing. No part of the amounts would have been repayable within the next twelve months from the balance sheet date and, accordingly, the amount was shown as non-current liabilities in the accompanying consolidated balance sheets.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino and Grand Dragon Casino are included in the Corporate and Other category.

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2020	2019
Macau:
Mocha Clubs	$128,345	$142,451
Altira Macau	307,472	422,570
City of Dreams	3,319,544	3,560,720

Sub-total	3,755,361	4,125,741
Corporate and Other	2,452,859	2,422,732

Total consolidated assets	$6,208,220	$6,548,473

Capital Expenditures

	Year Ended December 31,
	2020	2019
Macau:
Mocha Clubs	$3,526	$6,620
Altira Macau	12,114	17,718
City of Dreams	113,406	134,113

Sub-total	129,046	158,451
Corporate and Other	18,840	16,917

Total capital expenditures	$147,886	$175,368

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net (loss) income is as follows:

	Year Ended December 31,
	2020	2019
Operating revenues
Macau:
Mocha Clubs	$65,329	$117,544
Altira Macau	109,005	465,558
City of Dreams	1,061,821	3,162,094

Sub-total	1,236,155	3,745,196
Corporate and Other	312,408	1,363,171

Total operating revenues	$1,548,563	$5,108,367

Adjusted property EBITDA(1)
Macau:
Mocha Clubs	$3,581	$23,318
Altira Macau	(58,864)	51,417
City of Dreams	(923)	938,991

Total adjusted property EBITDA	(56,206)	1,013,726

Operating costs and expenses:
Pre-opening costs	(106)	(56)
Amortization of gaming subconcession	(57,411)	(56,841)
Amortization of land use rights	(10,899)	(10,791)
Depreciation and amortization	(265,674)	(279,877)
Share-based compensation	(5,463)	—
Property charges and other	(12,868)	(6,473)
Corporate and Other expenses	(34,001)	(73,309)

Total operating costs and expenses	(386,422)	(427,347)

Operating (loss) income	(442,628)	586,379

Non-operating income (expenses):
Interest income	2,988	2,124
Interest expenses, net of amounts capitalized	(194,719)	(137,982)
Other financing costs	(7,534)	(2,322)
Foreign exchange losses, net	(10,177)	(4,494)
Other expenses, net	(225)	—
Loss on extinguishment of debt	(1,236)	(2,612)
Costs associated with debt modification	(310)	—

Total non-operating expenses, net	(211,213)	(145,286)

(Loss) income before income tax	(653,841)	441,093
Income tax expense	(811)	(1,960)

Net (loss) income	$(654,652)	$439,133

Note

(1)

“Adjusted property EBITDA” is net (loss) income before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, Corporate and Other expenses, and other non-operating income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	SEGMENT INFORMATION - continued

The Company’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2020	2019
Macau	$3,271,755	$3,469,634

Total long-lived assets	$3,271,755	$3,469,634

23.	SUBSEQUENT EVENTS

On January 21, 2021, Melco Resorts Finance issued an additional $250,000 in aggregate principal amount of the 2019 5.375% Senior Notes at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes”). The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to repay the outstanding principal amount of the 2020 Credit Facilities of HK$1,937,500,000 (equivalent to $249,887), together with accrued interest and associated costs. The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the 2019 5.375% Senior Notes.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 30, 2021, the date the accompanying consolidated financial statements were available to be issued.